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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                         AUTHENTIC FITNESS CORPORATION

                           (NAME OF SUBJECT COMPANY)

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                         AUTHENTIC FITNESS CORPORATION

                      (NAME OF PERSON(S) FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   052661105

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               MICHAEL P. MC HUGH
                           SENIOR VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                         AUTHENTIC FITNESS CORPORATION
                             6040 BANDINI BOULEVARD
                           COMMERCE, CALIFORNIA 90040
                                 (323) 726-1262
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                              SIMON M. LORNE, ESQ.
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                                   35TH FLOOR
                       LOS ANGELES, CALIFORNIA 90071-1560
                                 (213) 683-9100

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Authentic Fitness Corporation, a Delaware corporation (the 'Company'), and the address of its principal executive office is 6040 Bandini Boulevard, Commerce, California 90040. This Schedule
14D-9 relates to the Company's common stock, par value $.001 per share (the
'Common Stock'), including the associated preferred share purchase rights (the
'Rights,' and, together with the Common Stock, the 'Shares') issued pursuant to the Rights Agreement dated August 19, 1999 between the Company and the Bank of New York, as Rights Agent, as amended.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the cash tender offer disclosed in a Tender
Offer Statement on Schedule 14D-1 (the 'Schedule 14D-1') and the Rule 13E-3
Transaction Statement on Schedule 13E-3 (the 'Schedule 13E-3'), each dated
November 17, 1999, of A Acquisition Corp., a Delaware corporation (the
'Purchaser') and a wholly owned subsidiary of The Warnaco Group, Inc., a Delaware corporation (the 'Parent'), to purchase all of the outstanding Shares at a price of $20.80 per Share (the 'Offer Price'), net to the seller in cash, without interest thereon, subject to certain conditions set forth in the Offer to Purchase, dated November 17, 1999 (as may be amended and supplemented from time to time, the 'Offer to Purchase') and the related Letter of Transmittal
(the terms and conditions of which, together with any supplements thereto, collectively constitute the 'Offer'). The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of November 15, 1999 (the
'Merger Agreement'), by and among the Company, the Purchaser and the Parent, a copy of which is filed as Exhibit (c)(1) hereto and incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the 'Merger'), with the Company being the surviving corporation in the Merger. Purchaser's principal executive offices are located at 90 Park Avenue, New York, New York 10016. The
Offer to Purchase, the form of Letter of Transmittal and a copy of the joint press release issued by the Company and the Parent on November 15, 1999 are filed herewith as Exhibits (a)(1), (a)(2) and (a)(3).

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
ITEM 3. IDENTITY AND BACKGROUND.
(a)          The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.
(b)          Except as described or referred to below, there exists on
             the date hereof no material contract, arrangement or
             understanding and no actual or potential conflict of
             interest between the Company or its affiliates and (i) the
             Company or its executive officers, directors or affiliates, or (ii) Purchaser or its executive officers, directors or
             affiliates, or (iii) Parent or its executive officers,
             directors or affiliates.

     Agreements With Executive Officers, Directors and Affiliates of the
Company. The information set forth in 'SPECIAL FACTORS -- The Merger Agreement,'
' -- Interests of Certain Persons in the Offer and the Merger,' ' -- Beneficial
Ownership of Common Stock,' and ' -- Related Party Transactions' in the Offer to
Purchase is incorporated herein by reference. Certain contracts, agreements, arrangements and understandings between the Company and its executive officers and directors are described under Items 10, 11, 12 and 13 of the Company's
Annual Report on Form 10-K/A for the year ended July 3, 1999, which is attached hereto as Exhibit (c)(2) and incorporated herein by reference.

     The Merger Agreement. The Company, the Purchaser and the Parent entered into the Merger Agreement as of November 15, 1999. The complete text of the
Merger Agreement is filed as Exhibit (c)(1) hereto and incorporated by reference, and is summarized in 'SPECIAL FACTORS -- The Merger Agreement' in the
Offer to Purchase, which summary is incorporated herein by reference.
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

ITEM 4. THE SOLICITATION OR RECOMMENDATION.
(a)          Recommendation of the Board of Directors.

     The Company's Board of Directors, by unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of the special committee of

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the Board of Directors comprised solely of independent dire ctors of the
Company, has determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the Company's stockholders, approved the Merger
Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and unanimously recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer. A copy of a letter to the stockholders of the Company communicating the Board's recommendation is filed as
Exhibit (a)(4) hereto and is incorporated herein by reference.
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
(b)(1)       Background.

     The information set forth in the section captioned 'SPECIAL
FACTORS -- Background of the Offer and the Merger' of the Offer to Purchase, a
copy of which is attached as Exhibit (a)(1), is incorporated herein by reference.
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
(2)          Reasons for Recommendations.

     The information set forth in the section captioned 'SPECIAL
FACTORS -- Recommendation of the Authentic Fitness Special Committee and the
Authentic Fitness Board; Fairness of the Offer and the Merger' of the Offer to Purchase, a copy of which is attached as Exhibit (a)(1), is incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Special Committee engaged Chase Securities Inc. ('Chase') to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of its engagement letter dated October 19, 1999, the Company paid to Chase a fee of $600,000 and has agreed to pay an additional fee of approximately
$185,000, payable upon consummation of the Offer. In addition, the Special
Committee has also agreed to reimburse Chase for its reasonable out-of-pocket expenses (including the fees of its legal counsel) and to indemnify Chase and certain related persons from and against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws, arising out of its engagement.

     Except as described herein, neither the Company, the Special Committee, the
Board of Directors nor any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Shares with respect to the Offer or the
Merger.
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

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.
(a) During the past 60 days, neither the Company nor any subsidiary of the Company nor any executive officer, director or affiliate of the Company has effected a transaction in the Shares.
(b) To the best of the Company's knowledge, all of the executive officers and directors of the Company intend to tender their Shares pursuant to the Offer. No subsidiary of the Company owns, beneficially or otherwise, any Shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.
(a)          Other than as set forth in Items 3 or 4 of this Schedule
             14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.
(b)          Other than as set forth in Items 3 or 4 of this Schedule
             14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to and would result in one or more of the matters referred to in Item 7(a).

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a) (1) and (a) (2), respectively, and are incorporated herein by reference in their entirety.
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ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.
(a)(1)       Form of Offer to Purchase, dated November 17, 1999
             (incorporated by reference to Exhibit (a)(1) to the Schedule
             14D-1).*
(a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1).*
(a)(3) Press release issued jointly by the Parent and the Company, dated November 15, 1999 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1).
(a)(4)       Letter to stockholders of Company dated November 17, 1999.*
(b)(1)       Opinion of Chase Securities Inc. dated November 15, 1999
             (incorporated by reference to Exhibit (b)(2) to the Schedule 13E-3).*
(c)(1) Agreement and Plan of Merger, dated as of November 15, 1999, by and among the Company, the Purchaser and the Parent
             (incorporated by reference to Exhibit (c) to the Schedule
             14D-1).
(c)(2) Copies of pages 2 through 12 of the Company's Form 10-K/A for the Fiscal Year ended July 3, 1999.

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* Included in materials being distributed to the stockholders of the Company.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AUTHENTIC FITNESS CORPORATION
                                          By: /S/ MICHAEL P. MC HUGH
                                             ...................................
                                             NAME: MICHAEL P. MC HUGH
                                             TITLE: SENIOR VICE PRESIDENT
                                                AND CHIEF FINANCIAL OFFICER

Dated as of November 17, 1999

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                                 EXHIBIT INDEX

EXHIBITS
 NUMBER                            DESCRIPTION                           PAGE
 ------                            -----------                           ----
(a)(1)     Form of Offer to Purchase, dated November 17, 1999
           (incorporated by reference to Exhibit (a)(1) to the Schedule
           14D-1).*
(a)(2)     Form of Letter of Transmittal (incorporated by reference to
           Exhibit (a)(2) to the Schedule 14D-1).*
(a)(3)     Press release issued jointly by the Parent and the Company, dated November 15, 1999 (incorporated by reference to
           Exhibit (a)(7) to the Schedule 14D-1).
(a)(4)     Letter to stockholders of Company dated November 17, 1999.*
(b)(1)     Opinion of Chase Securities Inc. dated November 15, 1999
           (incorporated by reference to Exhibit (b)(2) to the
           Schedule 13E-3).*
(c)(1)     Agreement and Plan of Merger, dated as of November 15, 1999, by and among the Company, the Purchaser and the Parent
           (incorporated by reference to Exhibit (c) to the Schedule
           14D-1).
(c)(2)     Copies of pages 2 through 12 of the Company's Form 10-K/A
           for the Fiscal Year ended July 3, 1999.

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* Included in materials being distributed to the stockholders of the Company.